# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apogee Acquisition Corp, CIK 0002102123
CUSIP: G04126101
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2106 House Ave Suite 375, Cheyenne, Wyoming (WY), 82001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 92,645; shared voting power 1,176,113; sole dispositive power 92,645; shared dispositive power 1,176,113; aggregate amount beneficially owned 1,268,758 (7.16% of the class)
  Comment: * Based on 17,720,000 Shares outstanding as of August 20, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 19, 2026.
- Westchester Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,242; shared voting power 0; sole dispositive power 6,242; shared dispositive power 0; aggregate amount beneficially owned 6,242 (0.04% of the class)
  Comment: * Based on 17,720,000 Shares outstanding as of August 20, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 19, 2026.
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,176,113; sole dispositive power 0; shared dispositive power 1,176,113; aggregate amount beneficially owned 1,176,113 (6.64% of the class)
  Comment: * Based on 17,720,000 Shares outstanding as of August 20, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 19, 2026.
  
  The amounts reported on this page are also included in the amounts reported by Westchester Capital Management, LLC on this Schedule 13G.
- The Merger Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,136,270; sole dispositive power 0; shared dispositive power 1,136,270; aggregate amount beneficially owned 1,136,270 (6.41% of the class)
  Comment: * Based on 17,720,000 Shares outstanding as of August 20, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 19, 2026.
  
  The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: Apogee Acquisition Corp
Address of issuer's principal executive offices: 2106 House Ave Suite 375, Cheyenne, WY 82001

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"): Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company, Westchester Capital Partners, LLC ("WCP"), a Delaware limited liability company, Virtus Investment Advisers, LLC ("Virtus"), a Delaware limited liability company, and The Merger Fund ("MF"), a Massachusetts business trust.

Virtus, a registered investment adviser, serves as the investment adviser to MF, The Merger Fund VL ("MF VL"), Virtus Westchester Event-Driven Fund ("EDF") and Virtus Westchester Credit Event Fund ("CEF"). Westchester, a registered investment adviser, serves as sub-advisor to each of MF, MF VL, EDF, CEF, JNL/Westchester Capital Event Driven Fund ("JNL"), JNL Multi-Manager Alternative Fund ("JARB") and Principal Funds, Inc. - Global Multi-Strategy Fund ("PRIN"). WCP, a registered investment adviser, serves as investment adviser to Westchester Capital Master Trust ("Master Trust", together with MF, MF VL, EDF, CEF, JNL, JARB and PRIN, the "Funds"). The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester and WCP.

Westchester and WCP often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these parties may be deemed to constitute a "group" for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
Address of principal business office or, if none, residence:
Westchester Capital Management, LLC
100 Summit Lake Drive, Valhalla, NY 10595

Westchester Capital Partners, LLC
100 Summit Lake Drive, Valhalla, NY 10595

Virtus Investment Advisers, LLC
One Financial Plaza, Hartford, CT 06103

The Merger Fund
101 Munson Street, Greenfield, MA 01301-9683
Citizenship: Each of Westchester, WCP and Virtus are organized under the laws of the State of Delaware. MF is organized under the laws of the State of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Westchester Capital Management, LLC: 1,268,758

Westchester Capital Partners, LLC: 6,242

Virtus Investment Advisers, LLC: 1,176,113

The Merger Fund: 1,136,270
Percent of class:
Westchester Capital Management, LLC: 7.16%

Westchester Capital Partners, LLC: 0.04%

Virtus Investment Advisers, LLC: 6.64%

The Merger Fund: 6.41%
Sole power to vote or to direct the vote:
Westchester Capital Management, LLC: 92,645

Westchester Capital Partners, LLC: 6,242

Virtus Investment Advisers, LLC: 0

The Merger Fund: 0
Shared power to vote or to direct the vote:
Westchester Capital Management, LLC: 1,176,113

Westchester Capital Partners, LLC: 0

Virtus Investment Advisers, LLC: 1,176,113

The Merger Fund: 1,136,270
Sole power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 92,645

Westchester Capital Partners, LLC: 6,242

Virtus Investment Advisers, LLC: 0

The Merger Fund: 0
Shared power to dispose or to direct the disposition:
Westchester Capital Management, LLC: 1,176,113

Westchester Capital Partners, LLC: 0

Virtus Investment Advisers, LLC: 1,176,113

The Merger Fund: 1,136,270

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, Chief Compliance Officer (11/13/2026)
- Westchester Capital Partners, LLC: /s/ CaSaundra Wu, Chief Compliance Officer (11/13/2026)
- Virtus Investment Advisers, LLC: /s/ James Sena, Chief Compliance Officer (11/13/2026)
- The Merger Fund: /s/ Daphne Chisolm, Vice President, Counsel and Assistant Secretary (11/13/2026)